**STONEX FINANCIAL INC.**
(A Wholly Owned Subsidiary of
StoneX Group Inc.)

Statement of Financial Condition and Supplemental Information

September 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51269 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STONEX FINANCIAL INC. (CRD # 45993)**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 PARK AVENUE NORTH, SUITE 350
(No. and Street)

WINTER PARK (City) FLORIDA (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. DUNAWAY, CHIEF FINANCIAL OFFICER 816-410-7129
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET (Address) KANSAS CITY (City) MISSOURI (State) 64106 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I,_____**WILLIAM J. DUNAWAY**_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**STONEX FINANCIAL INC.**_____, as
of_____**SEPTEMBER 30**_____, **20**20___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



```
MARTY L. JENSON
Notary Public, Notary Seal
State of Missouri
Clay County
Commission # 16093187
My Commission Expires December 11, 2020
```

_____
Signature

**CHIEF FINANCIAL OFFICER**
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition.
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
   (o) Independent Auditors' Report on Internal Accounting Control
☒ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts
      Pursuant to CFTC Rule 1.10(d)2(iv).

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
StoneX Financial Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of StoneX Financial Inc. (the Company) as of September 30, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I, II, III, IV, V, VI, and VII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V, VI, and VII is fairly stated, in all material respects, in relation to the financial statement as a whole.

KPMG LLP

We have served as the Company's auditor since 2010.

Kansas City, Missouri
November 30, 2020

**StoneX Financial Inc.**
**Statement of Financial Condition**
**September 30, 2020**
**(Amounts in thousands, except par value and share amounts)**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 68,941 |
| Cash, securities, and other assets segregated under federal regulations (including $2,418 at fair value) | 850,182 |
| Collateralized transactions: | |
| Securities purchased under agreements to resell | 1,691,446 |
| Securities borrowed | 1,440,029 |
| Deposits with and receivables from broker-dealers, clearing organizations and counterparties (including $1,902,403 at fair value), net | 2,770,882 |
| Receivables from clients, net | 223,865 |
| Securities owned, at fair value (including $470,162 of securities pledged as collateral that the counterparty has the right to sell or repledge ) | 2,509,100 |
| Exchange and clearing organization memberships and stock, at cost | 7,130 |
| Deferred income taxes, net | 5,975 |
| Furniture, equipment, and leasehold improvements, net | 3,560 |
| Operating lease right of use assets | 6,783 |
| Goodwill and intangible assets, net | 17,177 |
| Due from affiliates | 3,764 |
| Other assets | 8,654 |
| Total assets | $ 9,607,488 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Payables to: | |
| Clients | $ 3,563,212 |
| Broker-dealers, clearing organizations and counterparties (including $10,226 at fair value) | 394,476 |
| Affiliates | 30,536 |
| Accounts payable and accrued expenses | 63,196 |
| Operating lease liabilities | 6,782 |
| Collateralized transactions: | |
| Securities sold under agreements to repurchase | 3,155,506 |
| Securities loaned | 1,441,851 |
| Securities sold, not yet purchased, at fair value | 508,147 |
| Income taxes payable to StoneX Group Inc. | 27,450 |
| Total liabilities | 9,191,156 |
| Commitments and contingencies (note 12) | |
| Stockholder's equity: | |
| Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares | — |
| Additional paid-in capital | 342,684 |
| Retained earnings | 73,648 |
| Total stockholder's equity | 416,332 |
| Total liabilities and stockholder's equity | $ 9,607,488 |

See accompanying notes to statement of financial condition.

## Note 1 - Summary of Significant Accounting Policies and Related Matters

    a.   ***Description of Business***

StoneX Financial Inc. ("the Company") is a corporation that was organized under the laws of the State of Florida on May 29, 1998, and a wholly owned subsidiary of StoneX Group Inc. (the "Parent" or "StoneX Group").

The Company changed its name from INTL FCStone Financial Inc. to StoneX Financial Inc. during the year ended September 30, 2020.

The Company is a diversified financial services organization providing clearing, execution, custodial, risk management, advisory, brokerage, and market intelligence services across asset classes. The Company's services include comprehensive risk management advisory services for commercial clients; clearing and execution of debt and equity securities, listed futures, and options on futures contracts on all major securities and commodity exchanges; principal trading of fixed income and equity securities; and market-making in international equities.

The Company is a registered broker-dealer with the United States ("U.S.") Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). In addition, the Company is a registered futures commission merchant ("FCM") and a member of various clearing organizations in the U.S. and abroad and, accordingly, is subject to the clearing organizations' various requirements as well as regulatory requirements of the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company clears its securities transactions internally, or externally, primarily through Pershing LLC ("Pershing") and Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Broadcort") on a fully disclosed basis.

The Company conducts business activities throughout the U.S. and abroad, with offices or a presence in 16 states, Canada, and Colombia. The Company also has various affiliates in other foreign jurisdictions who introduce business to the Company, including in China, Brazil, the United Kingdom ("U.K."), Singapore, Argentina, Paraguay, and Mexico. Transactions in international markets are primarily settled in U.S. dollars.

    b.   ***Use of Estimates***

Preparing the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. The most significant of these estimates and assumptions relate to fair value measurements for financial instruments, income taxes, and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates affecting the statement of financial condition on a recurring basis and records any necessary adjustments prior to its issuance. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

c.  *Foreign Currency Remeasurement*

Assets and liabilities denominated in foreign currencies are converted into their U.S. dollar equivalent at the exchange rate in effect at the close of business on September 30, 2020.

d.  *Cash and Cash Equivalents*

Cash and cash equivalents includes unrestricted cash and certificates of deposit held at banks and not deposited with or pledged to broker-dealers, clearing organizations, and counterparties, or segregated under federal regulations.

e.  *Cash, Securities and Other Assets Segregated Under Federal Regulations*

Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 30.7 ("Section 30.7"), funds deposited by clients relating to futures, options on futures, and cleared swaps contracts in regulated commodities must be carried in separate accounts, which are designated as segregated client accounts. The deposits in segregated client accounts are maintained for the exclusive benefit of clients and are not commingled with the funds of the Company.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"), the Company maintains separate accounts for the benefit of securities clients and proprietary accounts of broker dealers ("PABs"). Rule 15c3-3 requires the Company to maintain special reserve bank accounts ("SRBAs") for the exclusive benefit of securities clients and PABs.

At September 30, 2020, cash, securities and other assets segregated under federal regulations consisted of the following (see additional fair value disclosures in Note 6) (in thousands):

| | |
|---|---:|
| Cash held in SRBAs for the benefit of securities clients and PABs under Rule 15c3-3 | $ 19,418 |
| Assets segregated and secured under Section 4d(2) and 4d(f) of the Commodity Exchange Act and Commission Regulation 30.7: | |
| Cash | 828,346 |
| Commodities warehouse receipts | 2,418 |
| | $ 850,182 |

f.  *Collateralized Transactions*

The Company enters into securities purchased under agreements to resell "reverse repurchase agreements", securities sold under agreements to repurchase "repurchase agreements", securities borrowed transactions, and securities loaned transactions primarily to fund principal debt trading, acquire securities to cover short positions, acquire securities for settlement, or meet counterparty needs under matched-booked trading strategies.

These transactions are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive, or pledge, cash or securities to collateralize such agreements and transactions in accordance with contractual arrangements. The Company monitors the fair value of the collateral on a daily basis and the Company may require counterparties, or may be required by counterparties, to deposit additional collateral or return collateral pledged. The carrying amounts of these transactions approximate fair value due to their short-term nature and the level of collateralization. These transactions are reported gross, except when a right of offset exists.

g.   ***Deposits with and Receivables from and Payables to Broker-Dealers, Clearing Organizations and Counterparties, Net***

Deposits with clearing organizations pertain primarily to deposits made to satisfy clearing organizations margin requirements on client and proprietary open futures and options on futures positions and to satisfy the requirements set by clearing exchanges for clearing membership.

In addition to margin, deposits with clearing organizations include guaranty deposits. The guaranty deposits are held by clearing organizations for use in potential default situations by one or more members of the clearing organizations. The guaranty deposits may be applied to the Company's obligations to the clearing organization, or to the clearing organization's obligations to unrelated parties.

Deposits with clearing organizations also include securities deposited with, or pledged to, clearing organizations.  These securities are primarily U.S. Treasury obligations that were either pledged to the Company by its clients or represent investments of client funds. These securities are carried at fair value with any change in fair value reflected in payables to clients for those pledged by clients.

Receivables from clearing organizations include amounts due from or due to clearing organizations for daily variation settlements on open futures, options on futures, and cleared swaps positions. The variation settlements due from or due to clearing organizations are settled in cash on the following business day. Variation settlements equal the daily settlement of futures and cleared swaps contracts and premiums on options on futures contracts.

Receivables from clearing organizations also include the unrealized gains and losses associated with clients' options on futures contracts. For client owned derivative contracts, the fair value is offset against the payable to or receivable from clients.

The Company maintains client omnibus and proprietary accounts with other clearing organizations, and the equity balances in those accounts along with any margin cash or securities deposited with the clearing organizations are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties.

Deposits with clearing organizations also includes cash on deposit with the Depository Trust and Clearing Corporation and its subsidiaries, the Options Clearing Corporation, Pershing, and Broadcort, as an ongoing condition of the respective securities clearing relationships.

Receivables from broker-dealers and counterparties also include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled proprietary trades.

Payables to broker-dealers and counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive") and net payables arising from unsettled proprietary trades.

Management has considered accounting guidance for assets pledged by clients to satisfy margin requirements. Based upon the terms and conditions of client agreements, management believes that a legal basis exists to support that the client surrenders control over those assets given that the following three conditions are met: (a) the transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (b) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking

advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor and (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets. Under this guidance, it is the Company's practice to reflect the client collateral assets and corresponding liabilities in the statement of financial condition, as the rights to those securities have been transferred to the Company under the terms of the agreements with the client.

Deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties are reported gross, except where a right of setoff exists.

The Company has an allowance for doubtful accounts of $1,321,111 as of September 30, 2020 included in deposits with and receivables from broker-dealers, clearing organizations and counterparties, net.

At September 30, 2020, deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties consisted of the following (see additional fair value disclosures in Note 6) (in thousands):

Deposits and receivables:

| | | |
|---|---|---:|
| Cash margin, including accrued interest, on deposit with clearing organizations | $ | 743,321 |
| Securities pledged to clearing organizations | | 1,941,291 |
| Exchange settlements due to clearing organizations | | (82,692) |
| Clearing organization guaranty deposits | | 62,735 |
| Net option values due to clearing organizations | | (58,077) |
| Cash margin on deposit with registered FCMs and amounts held by members of foreign boards of trade | | 49,853 |
| Cash margin on deposit with securities clearing firms and organizations | | 58,954 |
| Receivables from securities introducing broker-dealers, net | | 1,717 |
| Securities failed-to-deliver | | 32,529 |
| Securities clearing firm deposits | | 1,827 |
| To be announced ("TBA") and forward settling securities | | 19,189 |
| Other | | 235 |
| | $ | 2,770,882 |

Payables:

| | | |
|---|---|---:|
| Broker-dealers, and clearing organizations and counterparties on unsettled trades | $ | 271,865 |
| Securities failed-to-receive | | 112,009 |
| TBA and forward settling securities | | 10,226 |
| Other | | 376 |
| | $ | 394,476 |

h. ***Receivables from and Payables to clients***

Receivables from clients, net includes the total of net deficits in individual exchange-traded futures and option on futures, as well as exchange-cleared swaps trading accounts carried by the Company and amounts due from other services provided to the Company's clients. Client deficits arise from

realized and unrealized trading losses on futures, options on futures, cleared swaps, and amounts due on cash and margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of setoff exists. Net deficits in individual trading accounts include both secured and unsecured deficit balances due from clients as of the statement of financial condition date. Exchange-traded futures and options on futures secured deficit amounts of $815,601 and $3,632,183 are secured by U.S. Treasury securities and commodity warehouse receipts, respectively, as of September 30, 2020. These U.S. Treasury securities and commodity warehouse receipts are not netted against the secured deficit amounts, as the conditions for right of setoff have not been met. See note 12 for additional discussion of client deficit accounts originating in November 2018.

Receivables from clients also include amounts receivable from non-broker-dealer clients for fails-to-deliver.

Receivables from clients, net also includes the net amounts receivable from securities clients in connection with the settlement of securities transactions and margin loans to clients. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same client's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. Clients' securities transactions cleared by the Company are recorded on a settlement date.

When the Company provides clearing and execution services to clients, the securities owned by clients, including those that collateralize margin loans or other similar transactions, are not reflected on the statement of financial condition, as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying values of the receivables and payables approximates fair value due to their short-term nature. These client receivables are generally secured by the securities that have been cleared on the clients' behalf and pledged to the Company as collateral.

The future collectibility of receivables from clients can be impacted by the Company's collection efforts, the financial stability of its clients, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible on a specific-identification basis, through reviewing daily margin deficit reports, the historical daily aging of the receivables, monitoring the amount and nature of pledged collateral, and by monitoring the financial strength of its clients. The Company may unilaterally close client trading positions in certain circumstances. In addition, to evaluate client margining and collateral requirements, client positions are stress tested regularly and monitored for concentration levels, both in the size of the counterparty and type of transactions executed, relative to the overall market size and Company-defined risk limits. Furthermore, in certain instances, the Company has the ability to charge back introducing broker-dealers for the uncollectible trading accounts of their clients. The Company has an allowance for doubtful accounts of $5,599,283 as of September 30, 2020 included in receivables from clients, net.

The Company generally charges off an outstanding receivable balance when all economically sensible means of recovery have been exhausted. That determination considers information such as the occurrence of significant changes in the client's financial position and trading positions such that the client can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the receivable balance.

Payables to clients represent the total of client accounts with credit or positive balances. Client accounts are primarily used in connection with securities and commodity derivative transactions. They include gains and losses on open commodity trades, as well as securities and other deposits

made as required by the Company. Client accounts with credit or positive balances are reported gross of client deficit accounts, except where a right of setoff exists.

For regulatory purposes, certain clients, which would include persons who are affiliated with the Company or are principals, such as an officer or director, and any person who is materially involved in the management of the Company, are identified as nonclients. In a liquidation event, amounts owed to nonclients are paid in the same priority as amounts owed to general creditors of the Company. These accounts are also referred to as proprietary accounts. As of September 30, 2020, receivables from and payables to clients included amounts from nonclients of $2,582,678 and $210,233,438, respectively.

i.  *Securities Owned and Sold, Not Yet Purchased, at fair value*

Securities owned and sold, not yet purchased, at fair value consist of proprietary financial instruments recorded on a trade date basis that are carried at fair value. For further information regarding the types of securities owned and sold, not yet purchased, as well as the related determination of fair value refer to Note 6.

j.  *Derivative Financial Instruments*

The Company primarily acts as a clearing and execution provider of derivative instruments, primarily futures and options on futures contracts. The Company accounts for derivative instruments as either assets or liabilities at fair value in the statement of financial condition. Net option values arising from the unrealized trading gains and losses of clients' options on futures trading accounts are recorded at fair value within deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net with a corresponding entry to receivables from or payables to clients. The Company also executes TBA securities on a principal basis primarily to manage risk exposures in the fixed income trading inventory. A TBA security is a forward derivative contract for the purchase or sale of mortgage-backed securities at a predetermined price, face amount, issuer, and coupon and stated maturity on an agreed-upon future date, but the particular securities to be delivered are not yet identified until shortly after the settlement. These derivative instruments are measured at fair value on a recurring basis. The Company does not elect hedge accounting for any derivative instruments.

Under the Company's accounting policy, open contracts with the same client or counterparty are netted at the account level, in accordance with netting arrangements in place with each party, as applicable, and similarly rights to reclaim cash collateral or obligations to return cash collateral are netted against fair value amounts recognized for derivative instruments with the same client in accordance with the master netting arrangements in place with each client.

k.  *Exchange and Clearing Organization Memberships, at Cost*

The Company holds certain exchange and clearing organization memberships that provide the Company the right to process trades directly with the various exchanges and clearing organization.

Exchange and clearing organization memberships that represent (a) both an ownership interest and the right to conduct business in the respective venues and are held for operating purposes, or (b) an ownership interest, which must be held by the Company to conduct business in the respective venues are accounted for as an ownership interest at cost with appropriate consideration for other-than-temporary impairment. The cost and fair value for exchange and clearing organization memberships that represent an ownership interest and are required in order to conduct business in the respective venues were $2,166,366 and $4,587,563, respectively, at September 30, 2020. Fair value was determined using quoted market prices and recent transactions.

Alternatively, exchange memberships, or seats, that only represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment determined under Accounting Standards Codification ("ASC") 350, Intangibles - Goodwill and Other. The cost of exchange memberships required in order to conduct business on the exchange, but that do not represent an ownership interest in the respective exchanges, was $4,963,500 as of September 30, 2020.

As of September 30, 2020, there were no indicators that exchange and clearing organization memberships were impaired.

l.   ***Furniture, Equipment, and Leasehold Improvements, net***

Furniture, equipment, and leasehold improvements, net is stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance, repairs, and minor replacements are not capitalized. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture, equipment, and leasehold improvements are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation and amortization are removed from the accounts.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.

m.   ***Goodwill and Intangible Assets, net***

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested for impairment at least on an annual basis, at fiscal year-end, or whenever impairment indicators are present. No impairment of goodwill has been identified for the year ended September 30, 2020.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, ranging from two to twenty years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

n.   ***Other Assets***

Other assets primarily include prepaid assets, dividend and accrued interest receivable, and notes receivable from introducing broker dealers. Prepaid assets primarily consist of advance payments made for services.

o.   ***Income Taxes***

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company did not have any uncertain tax positions as of September 30, 2020.  No amounts have been accrued for the payment of interest and penalties as of and during the year ended September 30, 2020.

p.   *Accounting Standards Adopted*

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The guidance also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842) Targeted Improvements. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements. Among other things, this updated guidance provided an optional transition method, which allows for the initial application of the new accounting standard at the adoption date and the recognition of a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption. The Company adopted the new ASUs on October 1, 2019, using the effective date modified retrospective transition approach. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to not reassess contracts to determine if they contain leases, lease classification and initial direct costs. The adoption of Topic 842 resulted in the Company recording operating lease liabilities and related operating right-of-use assets on the statement of financial condition as of the effective date and as of September 30, 2020, but did not result in a cumulative -effect adjustment to the opening balance of retained earnings. See Note 2 for more information.

q.   *Subsequent Events*

Management evaluated events and transactions through November 30, 2020, which is the date the financial statement was issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

**Note 2 - Leases**

The Company currently leases office space under non-cancelable operating leases with third parties as of September 30, 2020. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition.

The Company also occupies office space leased by StoneX Group. The Company does not execute intercompany lease agreements with StoneX Group and, therefore, there are no lease liabilities or right-of-use assets on the statement of financial condition related to leases executed by StoneX Group. Any unsettled balances are reflected in payables to affiliates on the statement of financial condition.

Certain office space leases include one or more options to renew, with renewal terms that can extend the lease term from five to ten years. The Company has not considered any renewal options in the lease terms of its office space leases as the Company does not believe it is reasonably certain that any of the rights will be exercised.

As the office space leases do not provide an implicit rate, the Company applied StoneX Group's collateralized incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company applied StoneX Group's collateralized incremental borrowing rate as of October 1, 2019 for operating leases that commenced prior to that date. The Company believes it is reasonable to apply the incremental borrowing rate of StoneX Group as the Company does not have its own central treasury function and the credit facilities available to the Company do not permit the financing of right-of-use assets. The Company believes that the pricing of its leases is more significantly influenced by the credit standing of StoneX Group.

The Company has elected to not separate lease components from nonlease components for all office space leases. The Company does not have any financing leases as of September 30, 2020.

As of September 30, 2020, the Company recorded operating lease right-of-use assets and operating lease liabilities of $6,782,515 and $6,782,009, respectively.

As of September 30, 2020, the weighted average remaining lease term and weighted average discount rate was 4.2 years and 5.1%, respectively.

The maturities of the lease liabilities are as follows as of September 30, 2020 (in thousands):

| | |
|---|---:|
| 2021 | 2,154 |
| 2022 | 1,593 |
| 2023 | 1,532 |
| 2024 | 1,511 |
| After 2024 | 756 |
| Total lease payments | 7,546 |
| Less: interest | 764 |
| Present value of lease liabilities | $ 6,782 |

## Note 3 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1, which requires maintaining minimum net capital. The Company is a registered FCM and also subject to the net capital requirements of the CFTC Regulation 1.17. Under the more restrictive of these rules, the Company is required to maintain "adjusted net capital", equivalent to the greater of $1,000,000 or 8 percent of customer and noncustomer maintenance margin requirements on all positions, as these terms are defined.

The Company, as a securities clearing broker, may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the Company have executed proprietary accounts of brokers ("PAB") agreements.

Adjusted net capital and the related net capital requirement may fluctuate on a daily basis. The net capital requirements prohibit paying dividends to the Parent, if such payment would reduce the Company's net capital below required levels. In certain circumstances, dividend payments to the Parent may require regulatory notification or authorization prior to payment.

The Company's adjusted net capital and minimum net capital requirement as of September 30, 2020 were as follows (in thousands):

| | | |
|---|---|---:|
| Net capital | $ | 229,810 |
| Minimum net capital requirement | | 137,641 |
| Excess net capital | $ | 92,169 |

## Note 4 - Segregated and Secured Requirements

Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 30.7, funds deposited by clients of the Company relating to futures, options on futures, and cleared swaps in regulated commodities must be carried in separate accounts maintained for the exclusive benefit of clients. Certain amounts in the accompanying table reflect reclassifications and eliminations required for regulatory filing and, as a result, may differ from those presented in the statement of financial condition.

Funds deposited by clients and other assets, which have been segregated, pursuant to Commodity Exchange Act 4d(2), as belonging to the exchanged traded futures and options on futures commodity clients as of September 30, 2020 are as follows (in thousands):

| | | |
|---|---|---:|
| Cash, at banks - segregated | $ | 709,627 |
| Deposits with and receivables from: | | |
| Exchange-clearing organizations, including derivatives and securities | | 2,377,898 |
| Commodities warehouse receipts | | 2,418 |
| Total amount in segregation | | 3,089,943 |
| Amount required to be segregated | | 3,030,580 |
| Excess funds in segregation | $ | 59,363 |
| Management target amount for excess funds in segregation | $ | 40,000 |
| Excess funds in segregation over management target | $ | 19,363 |

Funds deposited by clients and other assets, which are held in separate accounts, pursuant to Commission Regulation 30.7, for clients trading foreign futures and foreign options on futures on foreign commodity exchanges or boards of trade, as of September 30, 2020 are as follows (in thousands):

| | | |
|---|---|---:|
| Cash - secured | $ | 115,541 |
| Cash deposited with registered futures commission merchants | | 16,954 |
| Amounts held by clearing organizations of foreign boards of trade, including derivatives | | 10,381 |
| Amounts held by members of foreign boards of trade, including derivatives | | 19,703 |
| Total amount in secured funds | | 162,579 |
| Amount required to be set aside in separate Section 30.7 accounts | | 150,090 |
| Excess set aside for secured amount | $ | 12,489 |
| Management target amount for excess funds in separate Section 30.7 accounts | $ | 6,000 |
| Excess funds in separate Section 30.7 accounts over management target | $ | 6,489 |

Funds deposited by clients and other assets, which have been segregated, pursuant to Commodity Exchange Act 4d(f), as belonging to the cleared swap commodity clients as of September 30, 2020 are as follows (in thousands):

| | | |
|---|---|---:|
| Cash, at banks - segregated | $ | 3,177 |
| Deposits with and receivables from: | | |
| Exchange-clearing organizations | | 190 |
| Total amount in cleared swaps segregation | | 3,367 |
| Amount required to be segregated | | 372 |
| Excess funds in segregation | $ | 2,995 |
| Management target amount for excess funds in segregation | $ | 1,000 |
| Excess funds in segregation over management target | $ | 1,995 |

## Note 5 - Customer and Proprietary Accounts of Broker Dealers Reserve Requirements

The Company, in its capacity as a securities clearing broker-dealer, clears transactions for clients and certain PABs. The Company prepared reserve computations for the client accounts and PAB accounts, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3.

Based upon these computations, the customer reserve requirement was $18,498,000 as of September 30, 2020. The Company held $17,309,000 in the customer SRBA as of September 30, 2020 and made additional deposits of $6,190,000 on October 2, 2020 to meet the customer segregation and segregated deposit timing requirements of Rule 15c3-3.

The PAB reserve requirement was $2,185,000 as of September 30, 2020. The Company held $2,109,000 in the PAB SRBA as of September 30, 2020 and made additional deposits of $1,077,000 on October 2, 2020 to meet the PAB segregation and segregated deposit timing requirements of Rule 15c3-3.

## Note 6 - Fair Value of Financial and Nonfinancial Assets and Liabilities

Fair value is defined by U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company is required to develop a set of assumptions that reflect those that market participants would use in pricing an

asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company has designed independent price verification controls and periodically performs such controls, including at the report date, to ensure the reasonableness of such values.

In accordance with FASB ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 measurements include assets and liabilities whose fair values are estimated using quoted market prices.

Level 2 - Valuation is based upon quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Level 2 measurements include assets and liabilities for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3 - Valuation is based on prices or valuation techniques that require an input that is both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 measurements include assets and liabilities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

As of September 30, 2020, the Company did not have any Level 3 assets or liabilities.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market participants. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company considers counterparty credit risk of all parties to outstanding derivative instruments that would be considered by a market participant in the transfer or settlement of such contracts (exit price). The Company has limited exposure to credit risk on derivative financial instruments as all exchange-traded or cleared contracts held can be settled on an active market with the credit guarantee from the respective clearing organization.

The following section describes the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specifies the level within the fair value hierarchy where various financial instruments are generally classified.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include options on futures contracts traded on exchanges using quoted prices from exchanges in which the Company executes transactions for client and proprietary accounts, exchange-cleared swaps and options which are valued using exchange closing prices, U.S. Treasury obligations, and certain equity securities traded in active markets, which includes common, preferred, and foreign ordinary shares, ADRs, GDRs, and exchange-traded funds ("ETFs"). The majority of common and preferred shares and ADRs represent equity securities of foreign entities denominated in U.S. dollars. Foreign ordinary shares and GDRs represent foreign equity securities denominated in foreign currency and translated into U.S. dollars.

The fair value of exchange common stock not required in order to conduct business on the exchange and commodities warehouse receipts are determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions. Exchange common stock, exchange memberships, and commodities warehouse receipts are classified as Level 1.

When instruments are traded in secondary markets and observable prices are not available for substantially the full term, the Company generally relies on internal valuation techniques or prices obtained from third-party pricing services, brokers, or a combination thereof, and accordingly, classified these instruments as Level 2. Examples include corporate and municipal bonds, U.S. government agency obligations, agency-mortgage backed obligations, asset-backed obligations, and certain equity securities traded in less active markets, including certain common, preferred, and foreign ordinary shares, ADRs and GDRs.

Securities owned and sold are primarily valued using third-party pricing vendors. Third-party pricing vendors compile prices from various sources and often apply matrix pricing for similar securities when market-observable  transactions for the instruments are not observable for substantially the full term. The Company reviews the pricing methodologies used by the third-party pricing vendors in order to evaluate the fair value hierarchy classification of vendor-priced financial instruments and the accuracy of vendor pricing, which typically involves the comparison of primary vendor prices to internal trader prices and secondary vendor prices. When evaluating the propriety of vendor-priced financial instruments using secondary prices, considerations include the range and quality of vendor prices, level of observable transactions for identical and similar instruments, and judgments based upon knowledge of a particular market and asset class. If the primary vendor price does not represent fair  value, justification for using a secondary price, including source data used to make the determination, is subject to review and approval by authorized personnel prior to using a secondary price. Securities owned and sold that are valued using third-party pricing sources are included within either Level 1 or Level 2 of the fair value hierarchy based upon the observability of the inputs used and the level of activity in the market.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2020. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this financial statement since that date. Current estimates of fair value may differ significantly from the amounts presented herein.

The following table summarizes the Company's assets and liabilities recorded at fair value on a recurring basis as of September 30, 2020, by level within the fair value hierarchy (in thousands):

| | September 30, 2020 | | | | |
| | Level 1 | Level 2 | Level 3 | Netting | Total |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| Commodities warehouse receipts | $ 2,418 | $ — | $ — | $ — | $ 2,418 |
| **Securities and other assets segregated under federal regulations** | 2,418 | — | — | — | 2,418 |
| ETFs | 122 | — | — | — | 122 |
| U.S. Treasury obligations | 1,941,169 | — | — | — | 1,941,169 |
| TBA and forward settling securities | — | 30,971 | — | (11,782) | 19,189 |
| Derivatives | 1,897,807 | — | — | (1,955,884) | (58,077) |
| **Deposits with and receivables from broker-dealers, clearing organizations and counterparties, net** | 3,839,098 | 30,971 | — | (1,967,666) | 1,902,403 |
| Equity securities | 254,887 | 9,318 | — | — | 264,205 |
| Corporate and municipal bonds | — | 66,634 | — | — | 66,634 |
| Agency mortgage-backed obligations | — | 1,384,618 | — | — | 1,384,618 |
| Asset-backed obligations | — | 33,010 | — | — | 33,010 |
| U.S. Treasury obligations | 353,595 | — | — | — | 353,595 |
| U.S. government agency obligations | — | 293,377 | — | — | 293,377 |
| Foreign government obligations | 414 | — | — | — | 414 |
| Commodities warehouse receipts | 103,203 | — | — | — | 103,203 |
| Exchange firm common stock | 10,044 | — | — | — | 10,044 |
| **Securities owned, at fair value** | 722,143 | 1,786,957 | — | — | 2,509,100 |
| **Total assets at fair value** | $ 4,563,659 | $ 1,817,928 | $ — | $ (1,967,666) | $ 4,413,921 |
| **Liabilities:** | | | | | |
| TBA and forward settling securities | $ — | $ 22,008 | $ — | $ (11,782) | $ 10,226 |
| Derivatives | 1,955,884 | — | — | (1,955,884) | — |
| **Payables to broker-dealers, clearing organizations and counterparties** | 1,955,884 | 22,008 | — | (1,967,666) | 10,226 |
| Equity securities | 217,951 | 14,917 | — | — | 232,868 |
| Corporate and municipal bonds | — | 22,521 | — | — | 22,521 |
| Agency mortgage-backed obligations | — | 5,166 | — | — | 5,166 |
| U.S. Treasury obligations | 247,490 | — | — | — | 247,490 |
| U.S. government agency obligations | — | 102 | — | — | 102 |
| **Securities sold, not yet purchased, at fair value** | 465,441 | 42,706 | — | — | 508,147 |
| **Total liabilities at fair value** | $ 2,421,325 | $ 64,714 | $ — | $ (1,967,666) | $ 518,373 |

## Note 7 - Derivative Instruments and Hedging Activities

The Company provides clearing and execution of exchange-traded futures and options on futures, as well as exchange-cleared swaps for middle-market intermediaries, end-users, producers of commodities and the institutional and professional trader market segments. For these derivative instruments, unrealized gains and losses on options on futures with exchange-clearing organizations are reflected in deposits with and receivables from broker-dealers, clearing organizations, and counterparties with a corresponding entry to payables to clients on the statement of financial condition.

The Company also has derivative instruments that are executed on a principal basis, which consist of agency mortgage-backed TBA securities and forward settling transactions that are used to manage risk exposures in the fixed income trading inventory. The fair value of these transactions is recorded in deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties, net. TBA and forward settling securities represent non-regular way securities and are accounted for as derivatives.

See Note 6 and Note 17 for additional information about the fair value of financial instruments held, and the Company's exposure to credit risk on derivative instruments.

The following table presents the fair value of the Company's derivative instruments and their respective location on the statement of financial condition (in thousands).

| | September 30, 2020 | |
| --- | --- | --- |
| | Assets [1] | Liabilities [1] |
| Derivative contracts not accounted for as hedges: | | |
| Exchange-traded and cleared commodity derivatives | $ 1,585,389 | $ 1,702,296 |
| Exchange-traded foreign exchange derivatives | 9,292 | 13,036 |
| Exchange-traded interest rate derivatives | 271,103 | 200,722 |
| Exchange-traded equity index derivatives | 32,023 | 39,830 |
| TBA and forward settling securities | 30,971 | 22,008 |
| Gross fair value of derivative contracts | 1,928,778 | 1,977,892 |
| Impact of netting and collateral | (1,967,666) | (1,967,666) |
| Total fair value included in 'deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net' | $ (38,888) | |
| Total fair value included in 'payables to broker-dealers, clearing organizations and counterparties | | $ 10,226 |

[1] As of September 30, 2020, the Company's derivative contract volume for open positions for exchange-traded derivatives was approximately 7.3 million contracts.

As of September 30, 2020, TBA and forward settling securities recorded within deposits with and receivables from and payables to broker-dealers, clearing organizations, and counterparties and related notional amounts are summarized as follows (in thousands):

| | Gain / (Loss) | Notional Amounts |
|---|---|---|
| Unrealized gain on TBA securities purchased within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net' | $ 10,758 | $ 5,839,342 |
| Unrealized loss on TBA securities purchased within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net' | $ (1,733) | $ 2,647,741 |
| Unrealized gain on TBA securities sold within 'Payables to broker-dealers, clearing organizations, and counterparties' | $ 2,755 | $ (2,978,672) |
| Unrealized loss on TBA securities sold within 'Payables to broker-dealers, clearing organizations, and counterparties' | $ (12,981) | $ (6,549,393) |
| Unrealized loss on forward settling securities purchased within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net' | $ (7,294) | $ 2,447,121 |
| Unrealized gain on forward settling securities sold within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net' | $ 17,458 | $ (1,946,011) |

The notional amounts of these instruments reflect the extent of the Company's trading in TBA and forward settling securities and do not represent counterparty exposure.

## Note 8 – Securities Financing Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, fund principal debt trading, acquire securities to cover short positions, acquire securities for settlement, and to accommodate counterparties' needs under matched-booked trading strategies. These agreements are recorded as collateralized financings at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with contractual arrangements. The collateral is valued daily and the Company may require counterparties to pledge additional collateral or return collateral pledged.

The Company pledges financial instruments owned to collateralize repurchase agreements. At September 30, 2020, financial instruments owned, at fair value of $468,608,024 were pledged as collateral under repurchase agreements. The counterparty has the right to sell or repledge the collateral in connection with these transactions. These financial instruments owned have been pledged as collateral and have been parenthetically disclosed on the statement of financial condition.

In addition, as of September 30, 2020, the Company pledged financial instruments owned, at fair value of $1,266,374,935 to cover collateral requirements for tri-party repurchase agreements. These securities have not been parenthetically disclosed on the statement of financial condition since the counterparties do not have the right to sell or repledge the collateral. The Company also repledged securities received under reverse repurchase agreements of $1,484,693,132 to cover collateral requirements for tri-party repurchase agreements.

The Company also has repledged securities borrowed and client securities held under custodial clearing arrangements to collateralize securities loaned agreements with a fair value of $1,410,286,690 as of September 30, 2020.

At September 30, 2020, the Company has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements, securities borrowed agreements, and margin securities held on behalf of correspondent brokers. The fair value of such collateral at September 30, 2020, was $3,303,047,522 of which $285,700,030 was used to cover securities sold short which are recorded in financial instruments sold, not yet purchased on the statement of financial condition. In the normal course of business, this collateral is used by the Company to cover financial instruments sold, not yet purchased, to obtain financing in the form of repurchase agreements, and to meet counterparties' needs under lending arrangements.

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements as of September 30, 2020 (in thousands):

| | Overnight and Open | Less than 30 Days | 30-90 Days | Over 90 Days | Total |
|---|---|---|---|---|---|
| Securities sold under agreements to repurchase | $ 1,736,354 | $ 1,069,152 | $ 325,000 | 25,000 | $ 3,155,506 |
| Securities loaned | 1,441,851 | — | — | — | 1,441,851 |
| Gross amount of secured financing | $ 3,178,205 | $ 1,069,152 | $ 325,000 | 25,000 | $ 4,597,357 |

The following table provides the underlying collateral types of the gross obligations under repurchase and securities lending agreements as of September 30, 2020 (in thousands):

**Securities sold under agreements to repurchase:**

| | | |
|---|---|---|
| U.S. Treasury obligations | $ | 815,759 |
| U.S. government agency obligations | | 279,556 |
| Asset-backed obligations | | 18,013 |
| Agency mortgage-backed obligations | | 1,990,005 |
| Corporate bonds | | 52,173 |
| Total securities sold under agreements to repurchase | | 3,155,506 |

**Securities loaned:**

| | | |
|---|---|---|
| Equity securities | | 1,441,851 |
| Total securities loaned | | 1,441,851 |
| Gross amount of secured financing | $ | 4,597,357 |

## Note 9 - Furniture, Equipment, and Leasehold Improvements, net

The following is a summary of furniture, equipment, and leasehold improvements, net as of September 30, 2020 (in thousands):

| | | |
|---|---|---:|
| Furniture and equipment | $ | 3,719 |
| Computer software and hardware | | 1,901 |
| Leasehold improvements | | 8,234 |
| Furniture, equipment, and leasehold improvements, gross | | 13,854 |
| Less accumulated depreciation and amortization | | (10,294) |
| Furniture, equipment, and leasehold improvements, net | $ | 3,560 |

## Note 10 - Goodwill and Intangible Assets, net

The Company has total goodwill of $12,565,740 as of September 30, 2020.

The gross and net carrying values of intangible assets as of September 30, 2020 by major intangible asset class are as follows (in thousands):

| | Gross Amount | | Accumulated Amortization | | Net Amount |
|---|---:|---|---:|---|---:|
| Intangible assets subject to amortization: | | | | | |
| Software programs/platforms | $ 1,505 | $ | (1,505) | $ | — |
| Client base | 12,778 | | (8,167) | | 4,611 |
| | $ 14,283 | $ | (9,672) | $ | 4,611 |

## Note 11 - Credit Facilities

On April 3, 2020, the Company amended its committed unsecured line of credit agreement with Bank of Montreal, under which the Company may borrow up to $75,000,000. This credit facility provides short-term funding of margin to commodity exchanges as necessary. The credit facility expires on April 2, 2021, and is subject to annual review. These borrowings are payable on demand.

The continued availability of this credit facility is subject to the Company's financial condition and operating results continuing to be satisfactory as set forth in the agreement. Borrowings under the credit facility bear interest at the Base Rate, as defined, plus 2.00%, which was 5.25% as of September 30, 2020. The agreement contains financial covenants related to the Company's tangible net worth, excess net capital, and maximum allowable net loss over a trailing twelve month period, as defined. The Company was in compliance with these covenants throughout the fiscal year, including as of September 30, 2020. Unused portions of the margin line require a commitment fee of 0.50% on the unused commitment. There were no borrowings outstanding under this credit facility at September 30, 2020.

During the next twelve months, the Company's committed credit facility is scheduled to expire. While there is no guarantee that the Company will be successful in renewing this agreement as it expires, the Company believes it will be able to do so.

The Company has a secured, uncommitted loan facility, under which the Company may borrow up to $75,000,000, collateralized by commodity warehouse receipts, to facilitate U.S. commodity exchange deliveries of its clients, subject to certain terms and conditions of the credit agreement. Borrowings under the credit facility bear interest at the Fed Funds Rate, as defined, plus 2.5%. There are no commitment fees related to this credit arrangement. There were no borrowings outstanding under this credit facility at September 30, 2020.

The Company has a secured uncommitted loan facility under which the Company may borrow short term funding of firm and client securities margin requirements, subject to certain terms and conditions of the agreement. The uncommitted maximum amount available to be borrowed is not specified, and all requests for borrowing are subject to the sole discretion of the lender. There were no borrowings outstanding under this credit facility at September 30, 2020.

The Company has a secured uncommitted loan facility under which it may borrow up to $100,000,000 for short term funding of firm or client securities margin requirements, subject to certain terms and conditions of the agreement. The loans are payable on demand and bear interest at a rate mutually agreed to with the lender. The borrowings are secured by first liens on firm owned marketable securities or client owned securities which have been pledged to the Company. There were no borrowings outstanding under this credit facility at September 30, 2020.

## Note 12 - Commitments and Contingencies

### *Purchase and Other Commitments*

Purchase and other commitments primarily include certain service agreements related to the use of front-office and back-office trading software systems and clearing agreements. Purchase and other commitments as of September 30, 2020 for less than one year, one to three years, and greater than three years were $1,604,724, $3,209,448, and $2,005,905 respectively.

Securities sold, not yet purchased represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to purchase securities sold, not yet purchased may exceed the amounts recognized on the accompanying statement of financial condition.

### *Securities Clearing Arrangement Indemnifications and Termination Fees*

The Company clears its securities transactions either internally, or externally primarily through Broadcort or Pershing, under clearing agreements with both parties. The agreements call for termination fees if the Company terminates either agreement without cause, or if one of the parties terminates either agreement for cause, as specified within the agreements. The maximum aggregate amount of termination fees related to these agreements is $750,000.

In the normal course of its business, the Company indemnifies and holds Broadcort and Pershing harmless against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

*Exchange and Clearing Organization Member Guarantees*

The Company is both a member of various exchanges that trade and clear futures and options on futures contracts as well as a clearing organization that clears and settles securities transactions. The Company may be required to pay a proportionate share of financial obligations resulting from another member's default on obligations to the respective exchanges or clearing organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the respective exchanges or clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

*Legal and Regulatory Proceedings*

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal and regulatory proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal or regulatory proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a loss was incurred at the date of the financial statement and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Neither accrual nor disclosure is required for loss contingencies that are deemed remote. The Company accrues legal fees related to contingent liabilities as they are incurred.

From time to time in the ordinary course of business, the Company is involved in various legal actions and proceedings, including tort claims, contractual disputes, employment matters, workers' compensation claims, and collections. The Company carries insurance that provides protection against certain types of claims, up to the limits of the respective policy. Additionally, the Company is subject to regulation and supervision by U.S. federal agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such regulatory agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, information requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation.

The following is a summary of a significant legal matter involving the Company.

*OptionSellers*

During the week ended November 16, 2018, balances in approximately 300 FCM client accounts declined below required maintenance margin levels, primarily as a result of significant and unexpected price fluctuations in the natural gas markets. All positions in these accounts, which were managed by OptionSellers.com Inc. ("OptionSellers"), an independent Commodity Trading Advisor ("CTA"), were liquidated in accordance with the Company's client agreements and obligations under market regulation standards.

A CTA is registered with the CFTC and is a member of, and subject to audit by, the NFA. OptionSellers is registered under a CFTC Rule 4.7 exemption for "qualified eligible persons", which requires the account

holders authorizing OptionSellers to act as their CTA to meet or exceed certain minimum financial requirements. OptionSellers, in its role as a CTA, was granted full discretionary authority to manage the trading in the aforementioned client accounts, while the Company acted solely as the clearing firm in its role as the FCM.

The Company's FCM client agreements hold account holders liable for all losses in their accounts and obligate the account holders to reimburse the Company for any account deficits in their accounts. As of September 30, 2020, the aggregate receivable from these client accounts, net of collections and other allowable deductions, was $29.0 million, with no individual account receivable exceeding $1.4 million. The Company continues to pursue collection of these receivables and intends both to enforce and to defend its rights aggressively, and to claim interest and costs of collection where applicable.

The Company has completed an assessment of the collectability of these accounts and has concluded that it does not have a sufficient basis to record an allowance against these uncollected balances. The assessment included the consideration of numerous arbitration proceedings the Company or the aforementioned account holders have initiated related to these deficit balances. The Company believes it has a valid claim against its clients, based on the express language of the client contracts and legal precedent, and intends to pursue collection of these claims vigorously. As the Company moves through the collection and arbitration processes and additional information becomes available, the Company will continue to consider the need for an allowance against the carrying value of these uncollected balances, as well as the need for loss contingency accruals.

Depending on future collections and arbitration proceedings, any provisions for bad debts and actual losses ultimately may or may not be material to the Company's financial results. The Company does not currently believe that any potential losses related to this matter would impact its ability to comply with its ongoing liquidity, capital, and regulatory requirements.

## Note 13 - Share-Based Compensation

The Parent sponsors a share-based stock option plan ("the Plan") available for its directors, officers, and employees. The Plan permits issuing shares of StoneX Group common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. StoneX Group generally settles stock option exercises with newly issued shares of common stock.

Share-based compensation is allocated to the Company, and the cost is cash settled through intercompany accounts with the Parent, therefore, the allocation of compensation expense is not recorded as a component of stockholder's equity. There were no stock options awarded to the Company's employees during the year ended September 30, 2020.

Stock option activity of the Company during the year ended September 30, 2020 is as follows:

| | Number of Options Outstanding | | Weighted Average Exercise Price | Weighted Average Remaining Term (in years) | | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|---|---|
| Balances at September 30, 2019 | 366,798 | $ | 35.32 | 3.3 | $ | 2.6 |
| Granted | — | $ | — | | | |
| Exercised | (41,838) | $ | 32.31 | | | |
| Forfeited | (3,000) | $ | 34.86 | | | |
| Balances at September 30, 2020 | 321,960 | $ | 35.72 | 2.58 | $ | 5.0 |
| Exercisable at September 30, 2020 | 143,986 | $ | 29.83 | 0.59 | $ | 3.1 |

The intrinsic value of options exercised in fiscal 2020 was approximately $583,000 determined as of the exercise date.

## Note 14 - Retirement Plans

*Defined Benefit Retirement Plans*

The Company participates in the qualified and nonqualified noncontributory retirement plans of FCStone Group, Inc. ("FCStone Group"), an affiliate. The retirement plans are defined benefit pension plans that cover certain employees and retirees of the Company. The plans were closed to new employees hired subsequent to April 1, 2006, and amended effective September 1, 2008, to freeze all benefit accruals, therefore no additional benefits accrue for active participants under the plans. Information on the overall costs and funded status of FCStone Group's plans are included for informational purposes only.

Related to the qualified plan, FCStone Group's net pension obligation was in a funded status of $2,693,309 as of September 30, 2020. As of September 30, 2020, FCStone Group's qualified plan had an accumulated benefit obligation of approximately $38,078,250 compared to plan assets of $40,771,559.

Related to the nonqualified plan, FCStone Group's net liability for retirement costs as of September 30, 2020 was $1,584,659. As of September 30, 2020, FCStone Group's nonqualified plan had projected benefit obligations of approximately $1,605,052, compared to plan assets of $20,393.

*Defined Contribution Retirement Plan*

The Company offers participation in the StoneX Group Inc. 401(k) Plan ("401(k) Plan"), a defined contribution plan providing retirement benefits to all domestic full-time non-temporary employees who have reached 21 years of age. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan, up to 8% of employee compensation. Matching contributions vest, by participant, based on the following years of service schedule: less than two years - none, after two years - 33%, after three years - 66%, and after four years - 100%. During the year ended September 30, 2020, the Company contributed $3,758,057 to the 401(k) Plan.

## Note 15 - Income Taxes

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") which provides economic relief in response to the coronavirus pandemic. The CARES Act, among other things, includes provisions to allow certain net operating losses to be carried-back up to five

years, to increase interest deduction limitations, and to make technical corrections to tax depreciation methods for qualified leasehold improvement property. The Company evaluated and properly accounted for the provisions of the CARES Act and there was no material impact to the Company's financial statement.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2020 are as follows (in thousands):

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Federal net operating losses | $ | 1,834 |
| State and local net operating losses | | 3,879 |
| Amortization of intangibles | | 4,047 |
| Accrued compensation | | 1,478 |
| Share-based compensation | | 555 |
| Bad debt | | 2,177 |
| Other | | 632 |
| Total gross deferred tax assets | | 14,602 |
| Less valuation allowance | | (5,646) |
| Total deferred tax assets | | 8,956 |
| Deferred tax liabilities: | | |
| Prepaid expenses | | (576) |
| Unrealized gains on marketable securities and exchange memberships | | (2,405) |
| Total deferred tax liabilities | | (2,981) |
| Deferred income taxes, net | $ | 5,975 |

As of September 30, 2020, the Company has net operating loss carryforwards for state and local income tax purposes of $1,565,484, net of valuation allowances, which are available to offset future state and local taxable income. The state and local net operating loss carryforwards expire in tax years ending in 2022 through 2039. The Company also has approximately $561,000, net of valuation allowances, of federal net operating losses. These federal net operating loss carryforwards consist of a portion that will expire in tax years ending in 2032 through 2037. The remaining portion of the federal net operating loss carryforwards do not expire, but cannot be utilized until 2038 and are limited by Internal Revenue Code ("IRC") Section 382.

The valuation allowance for deferred tax assets as of September 30, 2020 is $5,646,190. Of this amount, $2,313,715 is related to state and local net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. The remaining valuation allowance of $3,332,475 is related to federal net operating losses and net unrealized built-in losses, which are limited by the provisions of IRC Section 382. There were immaterial changes to the valuation allowance for the year ended September 30, 2020. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When evaluating the need for a valuation allowance, the Company considers the operating and tax results of StoneX Group, as income taxes are allocated to the Company on a pro-rata basis.

StoneX Group has open tax years that include the activities of the Company, ranging from the year ended September 30, 2012 through the year ended September 30, 2020 with various taxing authorities.

**Note 16 - Transactions with Affiliated Companies**

The Company provided certain support services to an affiliate, StoneX Financial Ltd., for the year ended September 30, 2020.

The Company provides risk management and clearing and transaction services to StoneX Markets, LLC ("StoneX Markets"). As part of its risk management business, the Company receives  trading revenue that is generated from client OTC derivative trades executed through StoneX Markets. In addition, the Company charges clearing and transaction fees to StoneX Markets related to commodity futures and options on futures accounts that are utilized to mitigate the risk related to open StoneX Markets' OTC transactions. The Company enters into similar transactions with other affiliated entities.

The Company incurs commission, clearing, and management costs from certain affiliates, based on service agreements between the parties.

The Company also obtains operational support for the Company's business activities in U.S. and international jurisdictions and certain administrative services, which are billed by StoneX Group during the year ended September 30, 2020. These charges are considered a reasonable estimation of the cost of services provided, and represent an allocation of the costs incurred by StoneX Group to provide such services.

The Company contracts with SA Stone Wealth Management Inc. ("SAWM"), a U.S. broker-dealer affiliate, SA Stone Investment Advisors Inc. ("SAIA"), a registered investment advisor affiliate, and INTL Cibsa S.A. ("CIBSA"), a foreign broker-dealer affiliate, to serve as their securities clearing and carrying broker. The Company also contracts with SAWM and SAIA to perform the majority of their broker-dealer back office operations, and to maintain and preserve all books and records required by applicable provisions of laws and applicable rules of the SEC. Under the terms of the agreements, SAWM, SAIA, and CIBSA have ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account.

The Company as the securities clearing and carrying broker for SAWM, SAIA, and CIBSA maintains cash and cash equivalent accounts on their behalf. The Company serves as the custodian for securities and cash owned by or in fiduciary accounts of SAWM, SAIA, and CIBSA. As of September 30, 2020, the Company held cash and cash equivalents of $22,173 on behalf of CIBSA, which is included within payables to clients on the statement of financial condition.

In the ordinary course of business, the Company completes transactions and pays certain costs on behalf of the Parent and affiliated subsidiaries of StoneX Group. As of September 30, 2020, the Company had receivables from affiliates of $3,764,007, primarily related to revenues charged to affiliates and the reimbursement of expenses paid on behalf of affiliates. Additionally, the Company pays introducing broker commissions and management fees, as discussed above, to certain affiliates based on revenues generated for the Company, and reimburses certain affiliates for costs paid on its behalf. As of September 30, 2020, the Company had payables to affiliates of $62,535,714 related to introducing broker commissions and management fees and reimbursement of expenses. Partially offsetting, the Company had short-term interest bearing intercompany receivables of $32,000,000 outstanding with StoneX Group, Inc. as of September 30, 2020, that are shown net within 'payables to affiliate' on the statement of financial condition. In the normal course of operations, StoneX Group operates a centralized corporate treasury function in which it may sweep excess cash from its subsidiaries, where permitted, in exchange for a short-term interest-bearing intercompany payable, or provide excess cash to subsidiaries in exchange for a short-term interest bearing intercompany receivable in lieu of the subsidiary borrowing on external credit facilities.

The Company has commodity futures and options on futures accounts for its clients with its affiliates, primarily StoneX Financial Ltd. and StoneX Financial Pte. Limited. In addition, the Company maintains

commodity futures and options on futures accounts on behalf of its affiliates and the clients of its affiliates. As of September 30, 2020, the net liquidating balances of these accounts, which totaled $32,276,421 and $496,405,351, are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties, net and payables to clients, respectively, on the statement of financial condition. Additionally, the Company also held U.S. Treasury bills with a fair value of $35,985,256 as of September 30, 2020, that have been pledged by StoneX Financial Ltd., and subsequently pledged by the Company to clearing organizations, as collateral in lieu of cash margin and are included in payables to clients with an offset to deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net on the statement of financial condition.

## Note 17 - Financial Instruments with Off-Statement of Financial Condition Risk

The Company is a party to financial instruments in the normal course of its business of execution, settlement, and financing of client trading accounts in various securities and exchange-traded derivative instruments. These instruments are primarily the execution of orders for securities and commodity futures and options on futures contracts on behalf of its clients, which are transacted on a cash or margin basis. These activities may expose the Company to off-statement of financial condition risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Margin transactions may expose the Company to significant credit risk in the event margin requirements are not sufficient to offset losses which clients may incur. The Company controls the risks associated with these transactions by requiring clients to maintain margin deposits in compliance with various regulatory requirements, individual exchange regulations, and internal guidelines. The Company monitors required margin levels daily and, therefore, may require clients to deposit additional collateral or reduce positions when necessary. The Company also establishes contract limits for clients, which are monitored daily. The Company evaluates each client's creditworthiness on a case-by-case basis. Clearing, financing, and settlement activities may require the Company to maintain funds with or pledge securities as collateral with other financial institutions. Generally, these exposures to both clients and exchanges are subject to netting, or client agreements, which reduce the exposure to the Company by permitting receivables and payables with such clients to be offset in the event of a client default. Management believes that the margin deposits held are adequate to minimize the risk of material loss that could be created by positions held as of September 30, 2020. Additionally, the Company monitors collateral fair value on a daily basis and adjusts collateral levels in the event of excess market exposure. Generally, these exposures to both clients and counterparties are subject to master netting, or client agreements which reduce the exposure to the Company. Furthermore, in certain instances, the Company is indemnified by introducing-broker dealers for losses incurred on behalf of their clients.

Derivative financial instruments involve varying degrees of off-statement of financial condition market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The principal risk components of financial instruments include, among other things, interest rate volatility, the duration of the underlying instruments and changes in commodity pricing and foreign exchange rates. The Company attempts to manage its exposure to market risk through various techniques including the regular monitoring and enforcement of client and aggregate market limits, as well as margin requirements. Aggregate market limits have been established and market risk measures are routinely monitored against these limits.

As a broker-dealer in equity and fixed income securities, the Company is engaged in various securities trading, borrowing and lending activities with institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty.  The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

**Note 18 - Business and Credit Concentrations**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**StoneX Financial Inc.**
**Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Act of 1934**
**September 30, 2020**
**(Dollar amounts in thousands)**

| | | |
|---|---:|---:|
| Total stockholder's equity | | $ 416,332 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables from brokers or dealers and clearing organizations - other | 282 | |
| Receivables from clients - securities accounts | 71 | |
| Receivables from clients - commodity accounts | 37,188 | |
| Receivables from non-clients | 1,331 | |
| Securities owned not readily marketable, at cost | 4,366 | |
| Exchange memberships | 5,684 | |
| Due from affiliates | 3,764 | |
| Furniture, equipment, and leasehold improvements, net | 3,560 | |
| Goodwill and intangible assets, net | 17,177 | |
| Other assets | 16,201 | |
| Total non-allowable assets | 89,624 | |
| | | |
| Additional charges for clients' and non-clients' security accounts | 3,038 | |
| Additional charges for clients' and non-clients' commodity accounts | 1,661 | |
| Aged fails-to-deliver | 915 | |
| Commodity futures contracts and spot commodities proprietary capital charges | 1,814 | |
| Other deductions and/or charges | 19,367 | |
| Total deductions and/or charges | | 116,419 |
| Net capital before haircuts on securities positions (tentative net capital) | | 299,913 |
| Haircuts on securities: | | |
| U.S. and Canadian government obligations | 30,732 | |
| State and municipal government obligations | 1,657 | |
| Corporate obligations | 4,628 | |
| Stocks and warrants | 33,086 | |
| | | 70,103 |
| Net capital | | 229,810 |
| | | |
| Net capital requirement, as computed below | | 137,641 |
| Excess net capital above requirement | | $ 92,169 |
| | | |
| Computation of alternative net capital requirement: | | |
| Risk-based requirement | | |
| Client maintenance margin requirement | $ 1,576,976 | |
| 8% of client maintenance margin requirement | | $ 126,158 |
| | | |
| Non-client maintenance margin requirement | $ 143,533 | |
| 8% of non-client maintenance margin requirement | | 11,483 |
| | | $ 137,641 |
| | | |
| Minimum dollar amount requirement | | $ 1,000 |
| | | |
| Minimum CFTC net capital requirement | | $ 137,641 |
| | | |
| CFTC early warning level (110% of risk-based requirement) | | $ 151,405 |

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on October 26, 2020.

See accompanying report of independent registered public accounting firm.

**StoneX Financial Inc.**
**Computation for Determination of Customer Account Reserve Requirements**
**Pursuant to Rule 15c3-3 of the Securities Act of 1934**
**September 30, 2020**
**(Dollar Amounts in thousands)**

**Credit Balances**

| | | |
|---|---|---|
| Free credit balances and other credit balances in customers' security accounts | $ | 109,778 |
| Monies borrowed collateralized by securities carried for the accounts of customers | | 5,127 |
| Monies payable against customers' securities loaned | | 13,263 |
| Customers' securities failed to receive | | 3,724 |
| Credit balances in firm accounts, which are attributable to principal sales to customers | | 16,099 |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days | | 141 |
| Market value of short security count differences over 30 calendar days old | | 494 |
| Market value of short securities and credits (not to be offset by longs or by debits) in all suspense account over 30 calendar days | | 1,783 |
| Other | | 1,246 |
| **Total credit items** | $ | 151,655 |

**Debit Balances**

| | | |
|---|---|---|
| Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection | $ | 126,859 |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | 5,223 |
| Failed to deliver on customers' securities not older than 30 calendar days | | 227 |
| Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts | | 4,966 |
| Aggregate debit items | | 137,275 |
| Less 3% of aggregate debit items | | (4,118) |
| **Total debit items** | $ | 133,157 |

**Reserve computation**

| | | |
|---|---|---|
| Excess of total credits over total debits | $ | 18,498 |
| Amount held on deposit in "Reserve Bank Account" including value of qualified securities at end of reporting period | $ | 17,309 |
| Amount of deposit including value of qualified securities made subsequent to the end of the reporting period in accordance with Rule 15c3-3 | $ | 6,190 |
| New amount in "Reserve Bank Account" after adding deposit including value of qualified securities | $ | 23,499 |

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 filing as filed on October 26, 2020.

See accompanying report of independent registered public accounting firm.

**StoneX Financial Inc.**
**Computation for Determination of PAB Account Reserve Requirements**
**Pursuant to Rule 15c3-3 of the Securities Act of 1934**
**September 30, 2020**
**(Dollar amounts in thousands)**

**Credit Balances**

| | | |
|---|---|---|
| Free credit balances and other credit balances in PAB security accounts | $ | 2,865 |
| Monies payable against PAB securities loaned | | 4 |
| PAB securities failed to receive | | 445 |
| Other | | 32 |
| **Total credit items** | $ | 3,346 |

**Debit Balances**

| | | |
|---|---|---|
| Debit balances in PAB cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection | $ | 1,081 |
| Failed to deliver on PAB securities not older than 30 calendar days | | 80 |
| **Total debit items** | $ | 1,161 |

**Reserve computation**

| | | |
|---|---|---|
| Excess of total PAB credits over total PAB debits | $ | 2,185 |
| Amount held on deposit in "Reserve Bank Account" including value of qualified securities at end of reporting period | $ | 2,109 |
| Amount of deposit including value of qualified securities made subsequent to the end of the reporting period in accordance with Rule 15c3-3 | $ | 1,077 |
| New amount in "Reserve Bank Account" after adding deposit including value of qualified securities | $ | 3,186 |

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 filed on October 26, 2020.

See accompanying report of independent registered public accounting firm.

**StoneX Financial Inc.**
**Information for Possession or Control Requirements**
**Pursuant to Rule 15c3-3 of the Securities Act of 1934**
**September 30, 2020**

1. Customers' fully paid securities and excess margin securities not in possession or control as of September 30, 2020 (for which instructions to reduce to possession or control had been issued as of September 30, 2020) but for which the required action was not taken within the time frames specified under Rule 15c3-3.

   A. Market Value          $494,105

   B. Number of items      39

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Market Value          $275,494

   B. Number of items      15

   Note:  There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 filed on October 26, 2020.

   See accompanying report of independent registered public accounting firm.

**StoneX Financial Inc.**
**Statement of Segregation Requirements and Funds in Segregation**
**for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity**
**Exchange Act**
**September 30, 2020**
**(Dollar amounts in thousands)**

| | | |
|---|---|---:|
| Funds in segregated accounts: | | |
| Deposited in segregated funds bank accounts: | | |
| Cash | $ | 709,627 |
| Margins on deposit with clearing organizations of contract markets: | | |
| Cash | | 511,364 |
| Securities representing investments of customers' funds (at market) | | 1,844,136 |
| Securities held for particular customers or option customers in lieu of cash (at market) | | 95,705 |
| Net settlement from derivatives clearing organizations of contract markets | | (73,904) |
| Exchange-traded options: | | |
| Value of open long option contracts | | 1,729,476 |
| Value of open short option contracts | | (1,728,879) |
| Commodities warehouse receipts | | 2,418 |
| Total amount in segregation | $ | 3,089,943 |
| | | |
| Segregation requirements: | | |
| Net ledger balance – cash | $ | 2,925,891 |
| Net ledger balance – securities (at market) | | 98,123 |
| Net unrealized loss  in open futures contracts traded on a contract market | | (39,638) |
| Market value of open option contracts purchased on contract markets | | 1,729,476 |
| Market value of open option contracts sold on contract markets | | (1,728,879) |
| Net equity | | 2,984,973 |
| Add accounts liquidating to a deficit and accounts with debit balances | | 46,423 |
| Less: amount offset by customer owned securities | | (816) |
| Amount required to be segregated | | 3,030,580 |
| Excess funds in segregation | $ | 59,363 |
| | | |
| Management target amount for excess funds in segregation | $ | 40,000 |
| | | |
| Excess funds in segregation over management target | $ | 19,363 |

Note:  There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on October 26, 2020.

See accompanying report of independent registered public accounting firm.

**StoneX Financial Inc.**
**Statement of Secured Amounts and Funds Held in Separate Accounts**
**Pursuant to Commission Regulation 30.7**
**September 30, 2020**
**(Dollar amounts in thousands)**

| | | |
|---|---|---:|
| Funds deposited in separate Regulation 30.7 accounts: | | |
| Cash in banks located in the U.S. | $ | 81,280 |
| Cash in other banks qualified under Regulation 30.7 | | 34,261 |
| Equities with registered futures commission merchants: | | |
| Cash | | 16,954 |
| Amounts held by clearing organizations of foreign boards of trade: | | |
| Cash | | 11,283 |
| Amount due to clearing organizations - daily variation | | (618) |
| Value of long option contracts | | 457 |
| Value of short option contracts | | (741) |
| Amounts held by members of foreign boards of trade: | | |
| Cash | | 15,500 |
| Value of long option contracts | | 10,562 |
| Value of short option contracts | | (6,359) |
| Total funds in separate Section 30.7 accounts | | 162,579 |
| | | |
| Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder | | |
| Net ledger balance - Foreign Futures and Foreign Options Trading - All Customers | | |
| Cash | | 143,861 |
| Net unrealized profit in open futures contracts traded on a foreign board of trade | | 2,309 |
| Exchange traded options | | |
| Market value of open option contracts purchased on a foreign board of trade | | 11,020 |
| Market value of open option contracts sold on a foreign board of trade | | (7,100) |
| Net equity | | 150,090 |
| Accounts liquidating to a deficit and accounts with debit balances - gross amount | | — |
| Amount required to be set aside in separate Section 30.7 accounts | | 150,090 |
| | | |
| Excess funds set aside for secured amount | $ | 12,489 |
| | | |
| Management target amount for excess funds in separate Section 30.7 accounts | $ | 6,000 |
| | | |
| Excess funds in separate Section 30.7 accounts over management target | $ | 6,489 |

  Note:  There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on October 26, 2020.

See accompanying report of independent registered public accounting firm.

**StoneX Financial Inc.**
**Statement of Cleared Swaps Segregation Requirements and Funds in Cleared Swaps Customer Accounts**
**Under 4d(f) of the Commodity Exchange Act**
**September 30, 2020**
**(Dollar amounts in thousands)**

Funds in segregated accounts:

Deposited in cleared swaps customer segregated accounts at banks:

| | | |
|---|---|---|
| Cash | $ | 3,177 |
| Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts | | |
| Cash | | 190 |
| Total amount in cleared swaps customer segregation | | 3,367 |
| Segregation requirements: | | |
| Net ledger balance – cash | $ | 399 |
| Net unrealized loss in open cleared swaps | | (27) |
| Net equity | | 372 |
| Add accounts liquidating to a deficit and accounts with debit balances | | — |
| Less: amount offset by customer owned securities | | — |
| Amount required to be segregated for cleared swaps customers | | 372 |
| Excess funds in segregation | $ | 2,995 |
| | | |
| Management target amount for excess funds in cleared swaps segregated accounts | $ | 1,000 |
| | | |
| Excess funds in cleared swaps customer segregation over target | $ | 1,995 |

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on October 26, 2020.

See accompanying report of independent registered public accounting firm.